

January 30, 2014

<u>Via E-mail</u>
Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
4 Tri Harbor Court
Port Washington, New York 11050

      RE: **Aceto Corporation**
                  Form 10-K for the Year Ended June 30, 2013
                  Filed August 29, 2013
                  Form 10-Q for the Period Ended September 30, 2013
                  Filed November 8, 2013
                  File No. 0-4217

Dear Mr. Roth:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2013

Item 1. Business, page 3

General

1. We note your disclosure on page 27 regarding "increased research and development expenses related to certain Rising products . . . ." In future filings, please provide the information required by Item 101(c)(1)(xi) of Regulation S-K in the Business section of your Form 10-K.

Risk Factors, page 7

Our distribution operations of APIs concentrate on generic products and therefore are subject to the risks of the generic pharmaceutical industry, page 7

2. We note your disclosure that your margins can also be "materially adversely affected by the risks inherent to the generic industry." In future filings, please expand your risk factor disclosure to specify those risks "inherent to the generic industry."

Notes to the Financial Statements

General

3. Your disclosures on page 23 indicate that you have entered into collaborative arrangements. Please provide the disclosures required by ASC 808-10-50-1. Please show us in your supplemental response what the revisions in future filings will look like.

Note 19. Segment Information, page 75

4. In fiscal 2012, you reconfigured and renamed your three business segments to more accurately reflect the scope of your business activities. Prior to fiscal 2012, you separately reported a specialty chemicals segment and an agricultural protection segment. These appear to now be combined into one performance chemicals segment. We note that your website indicates that you have a Senior Vice President for specialty chemicals and another Senior Vice Present for agricultural protection. Please help us better understand what led to this change in segment reporting which resulted in one performance chemicals reportable segment. Please address the following:
   - Please tell us whether your operating segments changed pursuant to ASC 280-10-50-1. If so, please provide us with all of the financial information provided to your chief operating decision maker for the three years ended June 30, 2013 and the three months ended September 30, 2013;
   - Please tell us whether your aggregation analysis changed pursuant to ASC 280-10-50-11. If you are aggregating operating segments to arrive at your performance chemicals reportable segment, please provide us with a summary of your aggregation analysis; and
   - Please also correspondingly revise your disclosures to better explain how you determine your reportable segments, including whether operating segments have been aggregated. Refer to ASC 280-10-50-21(a). Please show us in your supplemental response what the revisions in future filings will look like.

Form 10-Q for the Period Ended September 30, 2013

Note 6. Commitments, Contingencies and Other Matters, page 9

5. For multiple matters you state that the impact of the final resolution on your results of operations in a particular reporting period is not known. It is not clear for these matters whether there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. If so, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please show us in your supplemental response what the revisions in future filings will look like.

Note 8. Recent Accounting Pronouncements, page 14

6. Please provide the additional comprehensive income disclosures required pursuant to ASU 2013-02. Please show us in your supplemental response what the revisions in future filings will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief